SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15


                  Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          Commission File Number 1-8719

                             The Turner Corporation
             (Exact name of registrant as specified in its charter)

                                375 Hudson Street
                            New York, New York 10014
                                 (212) 229-6000
                   (Address, including zip code, and telephone
    number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $1.00 per share
                     (with preferred stock purchase rights)
            (Title of each class of securities covered by this Form)

                                      None
                 (Titles of all other classes of securities for
               which a duty to file reports under section 13(a) or
                                 15(d) remains)

                Please place an X in the box(es) to designate the
            appropriate rule provision(s) relied upon to terminate or
                        suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)     (X)           Rule 12h-3(b)(1)(ii)  ( )
           Rule 12g-4(a)(1)(ii)    ( )           Rule 12h-3(b)(2)(i)   ( )
           Rule 12g-4(a)(2)(i)     ( )           Rule 12h-3(b)(2)(ii)  ( )
           Rule 12g-4(a)(2)(ii)    ( )           Rule 15d-6            ( )
           Rule 12h-3(b)(1)(i)     (X)


                Approximate number of holders of record as of the
                         certification or notice date: 1


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                                        2

                  Pursuant to the requirements of the Securities Exchange Act of 1934, The Turner Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 23, 1999                       By: /s/ Anthony C. Breu
                                                  ----------------------------
                                                    Name:  Anthony C. Breu
                                                    Title: Senior Vice President